FORM 51–102F3
MATERIAL CHANGE REPORT
UNDER NATIONAL INSTRUMENT 51-102

Item 1              Name and Address of Company

American Bonanza Gold Corp.
Suite 1238, 200 Granville Street
Vancouver, BC, V6C 1S4

(the “Company”)

Item 2              Date of Material Change

April 1, 2013.

Item 3              News Release

On April 11, 2013, a news release was issued, disseminated and filed with the applicable regulatory authorities via SEDAR.

Item 4              Summary of Material Change

The Company has restructured approximately US$7.6 million in outstanding indebtedness and received commitments for an additional US$1.0 million in new indebtedness.

Item 5              Full Description of Material Change

5.1                    Full Description of Material Change

The Company has restructured approximately US$7.6 million in outstanding indebtedness and received commitments for an additional US$1.0 million in new indebtedness.

The Company has issued Amended and Restated Secured Promissory Notes for an aggregate of $8.6 million (the “Amended Notes”). The Amended Notes replace both the Company’s existing US$6.0 million Gold Loan (see news release September 14, 2012), and additional promissory notes issued for US$1.6 million in additional advances made by the same lenders in November 2012. Those additional notes were not repayable through the delivery of gold, and bore interest at 24% per annum. In addition, the lenders have also advanced to the Company an additional $1.0 million, all of which is reflected through the issue of the Amended Notes. The Amended Notes bear interest at 12% per annum, payable monthly, in arrears commencing May 1, 2013. The principal of the Amended Notes will be repaid in 12 equal installments commencing September 1, 2013 through the delivery of gold ounces at a price of US$1,100 per ounce (instead of $1,200 per ounce prior to the restructuring), or an equivalent amount of cash at the option of the holders of the Amended Notes. The Amended Notes are secured by a charge on the assets of the Company.

In connection with the restructuring, the Company has agreed to issue to the lenders an aggregate of 2,600,000 warrants, each warrant exercisable to acquire one common share of the Company at $0.20 per share for a period of two years from closing. The issue of the warrants is subject to the approval of the TSX.

All securities issued by the Company described in this news release will be subject to a hold period of four months from the date of issue.

5.2                   Disclosure for Restructuring Transactions

Not Applicable

Item 6              Reliance on subsection 7.1(2) or (3) of National Instrument 51–102

Not applicable.

Item 7              Omitted Information

Not applicable.

Item 8              Executive Officer

Brian Kirwin
President & Chief Executive Officer
Telephone: (604) 688-7509
Email: info@americanbonanza.com

Item 9              Date of Report

May 27, 2013.